MANAGEMENT’S DISCUSSION & ANALYSIS

MARCH 31, 2019

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2019	TSX.V: SIL | NYSE American: SILV

This Management’s Discussion and Analysis (“MD&A”) is an overview of all material information about SilverCrest Metals Inc.’s (the “Company” or “SilverCrest”) operations, liquidity, and capital resources for the three months ended March 31, 2019. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2019 and 2018, and the related notes contained therein which have been prepared under International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board. The following should also be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2018 and 2017, and the related notes contained therein. Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2018 (the “AIF”), is available on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmetals.com.

The first, second, third, and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3”, and “Q4”, respectively. All amounts are stated in Canadian dollars unless otherwise indicated.

The effective date of this MD&A is May 8, 2019. This MD&A contains forward-looking information.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the Company’s outlook, the strategic plans, timing and expectations for the Company’s exploration drilling programs of the Las Chispas property, including construction of the Area 51 decline, mineralization estimates and grades for drill intercepts, permitting for various work, and optimizing and updating the Company’s resource model and preparing a preliminary economic assessment and prefeasibility study; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; the accessibility of future mining at the Las Chispas property; intended use of available funds; and expectations regarding the Company’s ability to manage capital resources and meet working capital requirements.

Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the reliability of mineralization; the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Reference should be made to “Risk Factors” in the AIF for disclosures of risk factors relating to the Company.

Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng, and Chief Executive Officer of the Company, who is a ‘Qualified Person’ for the purpose of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended, and historically have not been permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, SEC Industry Guide 7 historically only permitted issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2019	TSX.V: SIL | NYSE American: SILV

Accordingly, information contained in this MD&A contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of SEC Industry Guide 7.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2019	TSX.V: SIL | NYSE American: SILV

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2019	TSX.V: SIL | NYSE American: SILV

1.    DESCRIPTION OF BUSINESS

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions, and targeting production in Mexico’s historic precious metal districts. The Company’s ongoing initiative is to increase its asset base by acquiring and developing substantial precious metal resources, and ultimately operating high grade silver/gold mines in the Americas.

The Company has a total of six exploration properties: Las Chispas, Cruz de Mayo, Huasabas (currently under cancellation process), Guadalupe (currently optioned to a third party), Angel de Plata, and Estacion Llano. The Company’s current focus is the Las Chispas Property (or the “Property”), which is located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico. The Property is in a prolific mining area with nearby precious metal producers and now consists of 28 concessions totaling approximately 1,400 hectares. The Company has identified 30 epithermal veins on the Property. Only ten of these 30 veins were included in the mineral resource estimate described below.

The 30 veins identified on the Property are low to intermediate sulfidation epithermal veins ranging from 0.5 to 11 metres wide. Veins can consist of quartz with calcite veining, stockwork, and or breccia. The in-situ precious metal value within the discovered veins to date is approximately 50/50 silver and gold and contains minor base metals. High-grade areas or zones in a vein are controlled by structures, bedding contacts, proximity to intrusive dykes, and geochemical characteristics. A majority of the defined veins are exposed at the surface with many having historic shallow workings. High-grade discoveries are being made on fault extensions of unmined veins and down plunge high-grade extensions away from historic workings. To the Company’s knowledge, all discoveries to date had not been drill-tested until SilverCrest initiated its program in 2016.

Details of the Company’s other five properties are available on the Company’s website, www.silvercrestmetals.com.

2.    HIGHLIGHTS

During Q1, 2019, the Company incurred an additional $6.4 million on the Las Chispas Project, for a total project-to-date of $37.7 million as of March 31, 2019. The Company’s key events and highlights from January 1 to May 8, 2019 include the following:

Las Chispas Exploration and Discoveries to Date

Updated Mineral Resource Estimate
On March 14, 2019, the Company announced an Updated Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico (the “Third Mineral Resource Estimate”) effective February 8, 2019. Refer to the Company’s website at www.silvercrestmetals.com and the news release dated March 14, 2019. The Third Mineral Resource Estimate was prepared for the Company in accordance with NI 43-101, by James Barr, P. Geo, Senior Geologist at Tetra Tech Canada Inc.

The updated resource estimate was based on the Company’s Phase I, II, and partial Phase III exploration programs conducted from March 2016 to February 8, 2019, the effective date of the Third Mineral Resource Estimate and was classified as an Indicated and Inferred Mineral Resource.

The infill drilling program at Las Chispas has delineated an initial Indicated Mineral Resource estimate of 1.0 million tonnes grading 6.98 grams per tonne (“gpt”) gold (or “Au”) and 710.6 gpt silver (or “Ag”), or 1,234 gpt silver equivalent (“AgEq”; based on 75 (Ag):1 (Au), defined in the table below), containing 39.8 million ounces of AgEq. Inferred Mineral Resources are estimated at 3.6 million tonnes grading 3.32 gpt Au and 332.5 gpt Ag, or 581 gpt AgEq, containing 68.1 million ounces of AgEq. Of the 30 known veins in the district, ten veins were included in the updated resource estimate: Babicanora, Babicanora Hangingwall (HW), Babicanora Footwall (FW), Babicanora Norte, Babi Sur, Granaditas, Las Chispas, Giovanni (including La Blanquita and Giovanni Mini), William Tell, and Luigi. For comparative purposes, please refer to the technical reports titled "Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico" effective February 12, 2018, as amended May 9, 2018 (the “Maiden Resource Report”) and “Technical Report and Updated Mineral Resource Estimate for the Las Chispas Property, Sonora Mexico”, effective September 13, 2018 (the “Second Resource Report”).

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2019	TSX.V: SIL | NYSE American: SILV

SilverCrest’s Las Chispas Resource Summary – February 2019
Resource Category (1)(3)(4)(7)	Tonnes	Au	Ag	AgEq (2) gpt	Contained Gold Ounces	Contained Silver Ounces	Contained AgEq(2) Ounces
	(M)	Gpt	Gpt
September 2018 Inferred Resource	4.3	3.68	347.0	623	511,500	48,298,700	86,701,200
February 2019 Resources
Indicated Resource	1.0	6.98	710.6	1,234	224,900	22,894,800	39,763,600
Inferred Resource	3.6	3.32	332.5	581	388,300	38,906,000	68,069,800
By Category and Location:
Babicanora Area(5)
Indicated Resources	1.0	6.98	710.6	1,234	224,900	22,894,800	39,763,600
Inferred Resources	1.8	5.15	448.9	835	302,300	26,349,700	49,021,900
Las Chispas Area(6)
Indicated Resources	-	-	-	-	-	-	-
Inferred Resources	1.8	1.48	215.4	327	86,000	12,556,300	19,047,900

Notes: All numbers are rounded

(1)

Conforms to NI 43-101, Companion Policy 43-101CP, and the Canadian Institution of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

(2)

AgEq based on 75 (Ag):1 (Au), calculated using long-term silver and gold prices of U.S.$17 per ounce silver and U.S.$1,225 per ounce gold with average metallurgical recoveries of 90% silver and 95% gold.

(3)	Bulk density has been applied to all materials as 2.55 tonnes per cubic metres.
(4)

Vein resource is reported using a 150 gpt AgEq cut-off grade and minimum 0.5 m true width. Babicanora Norte, Babicanora Sur, Babicanora FW and Babicanora HW veins have been modelled to a minimum undiluted thickness of 0.5 m, Babicanora Main has been modelled to a minimum undiluted thickness of 1.5m, and surface stockpile (historic dumps) resource is reported using a 100 gpt AgEq cut-off.

(5)	Babicanora Area includes the Babicanora, Babicanora Footwall, Babicanora Hangingwall, Babicanora Norte, Babi Sur and Granaditas veins.
(6)

Las Chispas Area includes the Las Chispas, Giovanni (including La Blanquita), William Tell, Luigi, Giovanni Mini Veins and Historical Dumps. Inferred Resources for the Las Chispas Area remains unchanged from September 2018.

(7)	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

Phase III Exploration
The Company commenced the Phase III exploration program on Las Chispas in February 2018 and had previously estimated Phase III to cost $19.3 million (or US$15.0 million) with scheduled completion by Q4, 2019. Phase III is ongoing and focuses on expanding mineralization and improving the resource confidence through in-fill drilling (25 to 35 metre spacing) to reclassify Inferred Resources to Measured and Indicated Resources.

As of March 31, 2019, the Company has drilled approximately 312 holes for 94,000 metres in Phase III and cumulatively 160,000 metres drilled in 560 holes since inception. Additional Phase III results from February 2019 onwards will be presented in a fourth technical report anticipated for Q1, 2020. The Company also plans for an additional 30,000 to 40,000 metres of infill and expansion drilling for Q2, 2019 and 30,000 to 40,000 meters for H2, 2019.

Other ongoing site work includes preliminary economic assessment work (see below), construction of the Area 51 decline (see below), an extensive metallurgical test program, drilling large diameter wells for site water, and permitting for various additional work.

During Q1, 2019, the Company incurred $6.4 million at Las Chispas (refer to “7. Financings – Use of Proceeds”). The Company estimates spending a total of approximately $13.4 million (or US$10.0 million) in H1 2019 and plans to re-assess its H2, 2019 budget for the Las Chispas property in mid Q2, 2019.

Preliminary Economic Assessment (“PEA”)
On October 2, 2018, SilverCrest retained the services of Tetra Tech Inc. of Vancouver, BC to complete a PEA for the Las Chispas project. The PEA will consider the conceptual economics of developing a 1,000 to 1,500 tonne per day underground mining operation with a counter-current decantation facility (CCD) and Merrill Crowe recovery circuit similar to those of the nearby Santa Elena and Mercedes mines. As part of the imminent PEA, the Company is completing expansion and in-fill drilling and detailed metallurgy testwork at Las Chispas. Detailed metallurgical test-work was completed from September 2018 to March 2019 to assess potential silver and gold recoveries for the Las Chispas project material. A 445 kilogram bulk sample was collected from 51 core hole and nine underground samples and compiled into 15 different samples based on geo-metallurgical domains which were combined into three master composites (low, medium and high grade). The best recoveries were generated from a process flow sheet that included a gravity recovery circuit with intensive cyanidation of the gravity concentrate and the gravity tails processed through a standard counter-current-decantation milling process with gold and silver recovered through a standard Merrill-Crowe circuit. The test work showed recoveries of 91-95% for silver and 98-99% for gold. Additional test work was completed on intensive leaching of gravity concentrates which showed recoveries of 99% for both gold and silver. For the PEA, the Company has limited the intensive leaching recovery to 90% until further optimization work is completed, therefore, an average recovery of 89.9% for silver and 94.4% for gold will be used for the PEA. Please refer to the Company’s news release dated April 18, 2019 for additional detail on the metallurgical testwork.

Exploration Decline
As of March 2019, the Company commenced work on the exploration decline (4.5 metres in width by 4.0 metres in height), targeting to access the Babicanora Vein, Area 51 zone. As of April 30, 2019, the Company had advanced a total of 312 metres of the now estimated 600 metre long decline (revised in March 2019 to include ramping design for an additional 50 metres). The work will also include drifting 400 to 800 metres along the strike of vein mineralization to collect information on vein grade and width continuity, reconciliation with the resource model, geotechnical parameters, mineability, and bulk sampling for additional metallurgical testwork. During the construction of the exploration drifts, the Company will set up drill stations to further in-fill drill the Area 51 zone and test for extensions at depth. The Company expects to be drifting in high-grade mineralization and stockpiling this material in H2, 2019.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2019	TSX.V: SIL | NYSE American: SILV

Other Properties and Activities in Mexico

  In late February 2018, the Company’s subsidiary, Minera La Llamarada, S.A. de C.V. (“Llamarada”), and Oro Gold de Mexico S.A. de C.V., a subsidiary of Marlin Gold Mining Ltd., entered into an assignment of mining concession agreement for the sale and purchase of 100% title of the Guadalupe Mining Concession. The price agreed upon by the parties was US$500,000 plus value added tax (“IVA”) to be paid as follows: US$100,000 plus IVA on signing of the agreement (received); US$100,000 plus IVA no later than 12 months from the date of signing the agreement (received); and US$300,000 plus IVA no later than 24 months from the date of signing of the agreement.

Corporate Update

During Q1, 2019, corporate highlights included the following:

  In connection with Pierre Beaudoin being appointed Chief Operating Officer of SilverCrest effective November 13, 2018, the Company completed a January 2019 private placement with Mr. Beaudoin and his nominees of 100,000 units at $2.92 per unit for gross proceeds of $292,000. Each unit consisted of one common share of the Company and a half warrant, with each whole warrant being exercisable to purchase one common share of the Company at $4.03 per share until January 11, 2021. Net proceeds from this private placement were used for general working capital purposes.
  The Company issued a total of 514,405 common shares for aggregate gross proceeds of $679,587 in connection with the exercise of stock options and warrants at exercise prices ranging from $0.16 to $2.37 per share.
  The Company cancelled and returned to treasury 62,722 shares pursuant to a depositary agreement dated September 15, 2015 entered into between the Company and Computershare Trust Company of Canada (“Computershare”). Computershare was appointed to act as depositary for common shares of the Company to be distributed to former shareholders of SilverCrest Mines Inc. by a plan of arrangement agreement (“the Arrangement”) dated July 26, 2015. Any shares not distributed on or before October 1, 2018, the third anniversary of the date of completion of the Arrangement, were returned to the Company for cancellation.

Subsequent Event

Subsequent to March 31, 2019, the Company issued 275,000 common shares at $1.45 per share for gross proceeds of $398,750 upon the exercise of warrants.

3.    SUMMARY OF QUARTERLY RESULTS

The following table sets out information, derived from the Company’s financial statements, for each of the eight most recently completed financial quarters:

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	March 31,	December	September	June 30,	March 31,	December	September	June 30,
	2019	31, 2018	30, 2018	2018	2018	31, 2017	30, 2017	2017
Comprehensive loss for the period	(3,031,895)	(1,363,212)	(1,904,992)	(1,244,740)	(1,258,606)	(1,252,991)	(1,063,974)	(1,042,120)
Loss per share - basic and diluted	(0.04)	(0.02)	(0.02)	(0.02)	(0.02)	(0.03)	(0.02)	(0.02)

The significant increase in comprehensive loss in Q1, 2019 is described in section 4 below. The overall increase in comprehensive loss for Q3, 2018 was primarily the result of the added costs associated with the Company’s NYSE American listing in August 2018, impairment of four of the Company’s non-core mineral properties in September 2018.

4.    RESULTS OF OPERATIONS AND FINANCIAL CONDITION

During Q1, 2019, comprehensive losses were $3,031,895, compared to $1,258,606 for Q1, 2018. The significant variations between these quarters included the following:

  Foreign exchange loss increased to $952,342 (Q1, 2018 – gain of $391,937) during Q1, 2019, due to changes in the value of the Canadian dollar compared to the US dollar and Mexican peso since Q4, 2018. As at March 31, 2019, the Company is primarily exposed to foreign currency risks through holding US dollar cash and cash equivalents of $25.9 million (December 31, 2018 – $32.4 million) and Mexican peso cash and cash equivalents of $547,532 (December 31, 2018 – $345,809) both presented in Canadian dollar equivalents.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2019	TSX.V: SIL | NYSE American: SILV

  Professional fees increased to $232,089 (Q1, 2018 – $62,642) during Q1, 2019, as the Company had a need for increased legal services in both Canada and Mexico, as well as increased overall legal and accounting services to assist with ongoing continuous disclosure filings.

  Interest income increased to $309,885 (Q1, 2018 – $24,794) during Q1, 2019, as the Company had higher cash balances invested in interest-bearing investments.

  Regulatory and transfer agent fees increased to $122,872 (Q1, 2018 – $26,061) during Q1, 2019, primarily due to additional listing fees incurred from NYSE American exchange and increased sustaining fees from the TSX-V.

  Management and director fees increased to $119,437 (Q1, 2018 – $74,296) during Q1, 2019, as the Company paid increased management fees to key management personnel for performance in 2018 and increased compensation packages for its directors.

  Insurance increased to $68,188 (Q1, 2018 – $14,397) during Q1, 2019, as the Company obtained increased insurance coverage related to listing on the NYSE American exchange during Q3, 2018.

  Exploration expenditures increased to $34,120 (Q1, 2018 – recovery of $23,936) during Q1, 2019, primarily as the Company was able to recover the payment of income tax installments in Mexico in Q1, 2018. In addition, since the impairment of the Company’s four non-material properties in Q3, 2018, costs related to these properties (such as concession taxes) are expensed as incurred under exploration expenditures.

5.    LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company has financed its operations to date primarily through the issuance of common shares. The Company currently has no operations from which to derive revenues.

Assets
At March 31, 2019, the Company held $37.1 million (December 31, 2018 – $44.0 million) as cash and cash equivalents. The significant factors for the decrease in cash and cash equivalents from December 31, 2018 to March 31, 2019 include:

  $2.3 million (Q1, 2018 – $1.1 million) used in operating activities (see “4. Results of Operations and Financial Condition”) for Q1, 2019;

  $5.3 million (Q1, 2018 – $3.1 million) used in investing activities, primarily for the payment of $4.9 million (Q1, 2018 – $3.0 million) towards exploration and evaluation expenditures (see “2. Highlights - Las Chispas Exploration and Discoveries to Date”) and the purchase of property and equipment of $184,335 (Q1, 2018 – $327,983) which was offset by the receipt of an option payment of $132,704 (Q1, 2018 – $126,007); and

  $727,646 (Q1, 2018 – $639,495) generated by financing activities, primarily from the completion of the private placement to Mr. Beaudoin in January 2019 and the exercise of options and warrants. See “2. Highlights – Corporate Update”.

The amounts receivable balance of $364,457 (December 31, 2018 – $170,574) as of March 31, 2019, consists primarily of $56,864 (December 31, 2018 – $79,105) due from Goldsource Mines Inc. (“Goldsource”, see “8. Related Party Transactions”), interest receivable of $199,900 (December 31, 2018 – $46,886) and $61,334 (December 31, 2018 – $40,499) due from related parties.

Taxes receivable increased to $4.1 million (December 31, 2018 – $3.9 million) as of March 31, 2019, which consisted of value added taxes (“IVA”) in Mexico of $4.1 million (December 31, 2018 – $3.9 million) and goods and services taxes in Canada of $38,091 (December 31, 2018 – $36,519) that the Company has paid and is due to be refunded. The Company believes the balance is fully recoverable and has not provided an allowance. As the Company is uncertain of the timing of the recovery of the IVA it has recorded this receivable as a non-current asset.

Property and equipment increased to $2.1 million (December 31, 2018 – $1.3 million) primarily due to the construction of buildings for use at Las Chispas and the recognition of a Right of Use Asset related to the adoption of IFRS 16 (refer to section 12 below).

Exploration and evaluation assets increased to $37.9 million (December 31, 2018 – $31.6 million) as of March 31, 2019, primarily due to the exploration program at Las Chispas which now totals $37.7 million (see “2. Highlights – Las Chispas Exploration and Discoveries to Date”). In addition to ongoing expansion and in-fill drilling, the Company commenced construction of the Area 51 decline as of the end of February 2019. During Q1, 2019, expenditures for constructing the Area 51 decline totalled $661,612 (or US$495,107) (Q1, 2018 – $Nil). As at March 31, 2019, the Company had constructed 121 metres of the decline at a cost of approximately US$2,500 per metre.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2019	TSX.V: SIL | NYSE American: SILV

Liabilities
As at March 31, 2019, accounts payable and accrued liabilities amounted to $2.4 million (December 31, 2018 – $1.5 million), which relates to various contractual commitments in the normal course of business. In addition, for the adoption of IFRS 16 effective January 1, 2019, lease liabilities amounted to $615,414 as at March 31, 2019.

Liquidity outlook and risks
While the Company currently has no source of revenue, its cash and cash equivalents of $37.1 million contribute to working capital of $35.4 million (as of March 31, 2019), which management believes will be sufficient to fund exploration activities and general working capital for the next 12 months. The Company’s financial success is dependent on its ability to discover economically viable mineral deposits. To advance beyond the currently planned underground and surface exploration programs at Las Chispas, the Company may require additional financing, which is subject to a number of factors many of which are beyond the Company’s control. There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing, and industry conditions.

Commitments
The following table reflects the Company’s property option payment commitments due by period as of March 31, 2019:

		Payment due by period
In USD	Total	< 1 year	1-2 years	3-5 years	> 5 years
Las Chispas Option Payments	$460,000	$180,000	$280,000	$-	$-
Cruz de Mayo	655,000	50,000	50,000	150,000	405,000
Total	$1,115,000	$230,000	$330,000	$150,000	$405,000

• Not included in the table above are concession tax payments, estimated at $222,500 per annum for all properties.

The Company leases its head office under a non-cancellable operating lease expiring within five years. On renewal, the terms of the lease are renegotiated. In 2018, excess office space was sub-let to a third party under a non-cancellable operating lease expiring in two years. Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:

Lease liabilities	March 31, 2019
Lease liabilities	$615,414
Less: current portion	(173,093)
Long-term portion	$442,321

Undiscounted lease payments	March 31, 2019
Not later than 1 year	$181,184
Later than 1 year and not later than 5 years	567,892
$749,076

6.    FINANCINGS – USE OF PROCEEDS

December 19, 2017 Financing
On December 19, 2017, the Company completed a brokered private placement offering for gross proceeds of $10.1 million. The net proceeds of this financing of $9.4 million were used for the Company’s continued exploration and drilling programs, to finalize a maiden resource estimate for the Las Chispas Project, and for general corporate purposes.

January 17, 2018 Financing
On January 17, 2018, the Company completed a private placement offering with its newly appointed President, Chris Ritchie, for gross proceeds of $749,988. Net proceeds from this private placement have been used for general working capital purposes.

May 17, 2018 Financing
On May 17, 2018, the Company completed a prospectus offering for gross proceeds of $17.3 million. The net proceeds of the offering of approximately $15.9 million were for updating the resource estimate and preparation of a PEA at the Las Chispas property; expansion and infill drilling along multiple veins at the Las Chispas property; Area 51 exploration decline at the Las Chispas property; assays, underground channel sampling, mapping, sampling and metallurgical testwork on historical in-situ and muck material at the Las Chispas property; baseline work, additional surface rights acquisitions, water exploration and permitting at the Las Chispas property; option payments at the Company’s Las Chispas property; and general working capital and administrative purposes. Proceeds intended for the PEA and Area 51 exploration decline were redirected to the expanded Phase III drill program.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2019	TSX.V: SIL | NYSE American: SILV

The following table compares the estimated use of net proceeds (other than working capital and administrative expenses) from the three financings above and the actual use of the proceeds as of March 31, 2019.

	Use of Proceeds - Financing		Actual as of March 31, 2019
Description of expenditure	(in US$)	(in C$)	(in US$)	(in C$)
Expansion and infill drilling	8,600,000	10,952,000	9,978,397	13,018,814
Area 51 exploration decline	3,000,000	3,851,000	497,640	649,271
Assays, sampling, mapping and metallurgical testwork	400,000	507,000	1,347,049	1,757,495
Field and administrative costs	1,850,000	2,339,000	2,029,816	2,648,301
Resource Es timates and technical reports	400,000	510,000	295,200	385,147
Option agreement, concession taxes and surface rights	2,762,500	3,489,000	2,444,218	3,188,972
Total	17,012,500	21,648,000	16,592,320	21,648,000

As of March 31, 2019, the net proceeds from the three financings above have been fully applied. Expenditures, especially assays, sampling, mapping, and metallurgical test work, has varied significantly from the amounts estimated in the financings as a result of accelerating expansion drilling based on ongoing success at Las Chispas. Proceeds previously intended for the PEA and Area 51 exploration decline, which are currently ongoing, were redirected to the expanded Phase III drill program. Between February 12, 2018 (effective date of the maiden resource estimate) to March 31, 2019, the Company has drilled over 93,400 metres. The additional metres resulted in overall increases in the costs of drilling, assays, labour, and general exploration.

December 7, 2018 Financing
On December 7, 2018, the Company completed a private placement with SSR Mining Inc. for gross proceeds of $30.7 million. All of the net proceeds related to this financing were still on hand as at March 31, 2019 and as such excluded from the use of net proceeds calculation above. The Company plans to use the net proceeds of approximately $30.4 million from this private placement for its ongoing Phase III program, which includes in-fill and expansion drilling until Q4, 2019, a preliminary economic assessment and, assuming continued positive exploration and assessment results, a feasibility study on Las Chispas starting later in 2019.

7.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable. The carrying value of amounts receivable and accounts payable approximate their fair values due to the short periods until settlement. The Company’s cash and cash equivalents are measured using level 1 inputs. The Company is exposed to various financial instrument risks, and assesses the impact and likelihood of this exposure. These risks include liquidity risk, foreign currency risk, credit risk, and interest rate risk. Please refer to note 12 of the audited consolidated financial statements. Where material, these risks are reviewed and monitored by the Board of Directors.

8.    RELATED PARTY TRANSACTIONS

Professional fees
During the three months ended March 31, 2019, the Company paid or accrued professional fees of $59,978 (March 31, 2018 – $19,707) and capital stock issuance costs of $14,832 (March 31, 2018 – $10,135), to Koffman Kalef LLP, a law firm of which the Company’s Corporate Secretary is a partner. At March 31, 2019, $36,988 (December 31, 2018 – $105,375) was payable to Koffman Kalef LLP.

Key management compensation
The Company’s key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company’s Chief Executive Officer (“CEO”), President, Chief Financial Officer (“CFO”) and Chief Operating Officer (“COO”).

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2019	TSX.V: SIL | NYSE American: SILV

Key management personnel compensation is summarized as follows:

	Three months ended	Three months ended
	March 31, 2019	March 31, 2018
Management fees (1)	$81,250	$57,500
Management remuneration(2)	153,457	94,940
Director fees	38,132	16,796
Share-based compensation (3), (4)	1,566,523	956,213
	$1,839,362	$1,125,449

(1)	Management fees were paid to a company controlled by the CEO.
(2)

During the three months ended March 31, 2019, remuneration and short-term benefits were paid to the President, CFO, and COO, of which $61,798 (March 31, 2018 – $Nil) was recorded as exploration and evaluation expenditures. During the three months ended March 31, 2018, remuneration and short-term benefits were paid to the President and CFO.

(3)	Share-based compensation is the fair value of the vested portion of stock options that have been granted to directors and officers of the Company.
(4)

During the three months ended March 31, 2019, the Company recorded share-based compensation of $504,778 (March 31, 2018 – $Nil) for the vested portion of options granted to the COO and the Company’s VP of Exploration, of which $403,478 was recorded as exploration and evaluation expenditures and $101,300 was expensed.

Other transactions
During the three months ended March 31, 2019, the Company:

  paid remuneration of $40,932 (March 31, 2018 – $38,860) to the Company’s VP of Exploration and Technical Services, who is an immediate family member of the CEO, of which $26,075 (March 31, 2018 – $23,316) was recorded as exploration and evaluation expenditures and $14,857 (March 31, 2018 – $15,544) was expensed. During the three months ended March 31, 2018, before being appointed VP, the Company recorded $77,516 of share-based compensation for the vested portion of stock options granted to this employee, which was recorded as exploration and evaluation expenditures;

  paid remuneration of $25,152 (March 31, 2018 – $22,978) to an employee (Nathan Fier) providing technical services who is an immediate family member of the CEO, of which $19,675 (March 31, 2018 – $14,553) was recorded as exploration and evaluation expenditures and $5,477 (March 31, 2018 – $8,425) was expensed. The Company also recorded share-based compensation of $31,667 (March 31, 2018 – $5,774) for the vested portion of stock options granted to this employee, of which $24,700 (March 31, 2018 – $5,774) was recorded as exploration and evaluation expenditures and $6,967 (March 31, 2018 – $Nil) was expensed; and

  recorded loans receivable at March 31, 2019 of $61,334 (December 31, 2018 – $40,499) due from the President and COO of the Company which bear an interest rate of 2% per annum and have no fixed repayment terms.

The Company has an allocation of costs agreement with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other expenses. During the three months ended March 31, 2019, the Company allocated to Goldsource $60,397 (March 31, 2018 – $45,118) for its share of these expenses, of which $56,864 (December 31, 2018 – $79,105) was receivable from Goldsource at March 31, 2019.

9.    OUTSTANDING SHARE CAPITAL

As of May 8, 2019, the Company had the following common shares, share purchase warrants and options issued and outstanding:

Issued & Outstanding Shares:			85,749,316
	$ per share	Expiry
Warrants:	$1.45 - $4.03	Dec 19, 2019 - Jan 11, 2021	3,590,400
Options:	$0.16 - $3.41	Dec 9, 2020 - Dec 14, 2023	7,257,500
Fully Diluted			96,597,216

10.   OFF-BALANCE SHEET ARRANGEMENTS

As at March 31, 2019, the Company had no off-balance sheet arrangements, such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instrument obligations, or any obligations that trigger financing, liquidity, market, or credit risk to the Company.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2019	TSX.V: SIL | NYSE American: SILV

11.   PROPOSED TRANSACTION

As at March 31, 2019 and the date hereof, the Company had no disclosable proposed transaction. It is the Company’s policy not to disclose transactions until they are fully executed.

12.   CHANGES IN ACCOUNTING POLICIES

IFRS 16 was published on January 13, 2016 and supersedes IAS 17 – Leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless a lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

The Company adopted IFRS 16, effective January 1, 2019, using the modified retrospective method. Under this method, financial information were not restated and continue to be reported under the accounting standards in effect for those periods. The Company recognized lease obligations related to its lease commitments for its office lease. It was measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as at January 1, 2019. The associated right of use asset was measured at the lease obligation amount, less prepaid lease payments, resulting in no adjustment to the opening balance of retained earnings. The Company applied the following practical expedients permitted under the new standard:

  leases of low dollar value expensed as incurred; and
  the Company did not apply any grandfathering practical expedients.

13.   RISK FACTORS

Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. The following factors are those which are the most applicable to the Company. The discussion which follows is not inclusive of all potential risks.

Risks inherent in the mining business
The business of exploring for mineral resources is inherently risky. Few properties that are explored are ultimately developed into producing mines. The business involves substantial financial risks over a significant period of time that even a combination of careful evaluation, experience, and knowledge may not eliminate. It is impossible to ensure that the Company’s current or proposed exploration programs will result in commercially viable mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, permitting, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made by the Company towards the search, evaluation, and development of mineral deposits will result in commercial quantities of ore.

No history of operations or earnings
The Company has no history of operations or earnings. The Company is an exploration stage company, and no operating revenues are anticipated until one of the Company’s projects comes into production, which may or may not occur. As such, any future revenues and profits are uncertain. The Company is subject to many risks common to such enterprises, including under capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues. There is no assurance that an investor will be successful in achieving a return on an investment in the common shares of the Company, and the likelihood of success must be considered in light of its early stage of development.

Additional capital and financing risks
The Company plans to focus on exploring for minerals, and will use its working capital to carry out such exploration. The Company has no source of operating cash flow. The exploration and development of the Company’s properties may be dependent upon the Company’s ability to obtain financing through equity or debt, and there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable to the Company. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of the Company’s projects, and the Company may become unable to acquire and retain its property interests.

Foreign operations
The Company’s properties are located in Mexico, and therefore exposed to various levels of political, economic, and other risks and uncertainties which could result in work stoppages, blockades of the Company’s business activities, and appropriation of assets. Some of the Company’s properties may be located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Title to assets
Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of certain claims in which it holds direct or indirect interest and, therefore, the precise area and location of such claims may be in doubt. The Company’s mineral concessions may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2019	TSX.V: SIL | NYSE American: SILV

Surface rights
A mineral concession in Mexico does not confer any ownership of surface rights. The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas. There are currently no areas of interest within the Company’s mineral concessions that are overlain by significant habitation or industrial users; however, there are potential overlapping surface usage issues in some areas. Some surface rights are owned by local communities or “Ejidos”, and some surface rights are owned by private ranching or residential interests. The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations. The Company’s mineral interests are located on community or private land, and it is necessary to deal with the owners for access and any potential development or exploitation rights. There can be no assurance that the Company will be able to negotiate and acquire surface access rights on terms acceptable to the Company or at all.

Commodity markets
The price of the Company’s securities, its financial results, and its access to the capital required to finance its exploration activities may, in the future, be adversely affected by declines in the price of precious and base metals. Precious metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as the sale or purchase of precious metals by various dealers, central banks and financial institutions; interest rates; exchange rates; inflation or deflation; currency exchange fluctuations; global and regional supply and demand; production and consumption patterns; speculative activities; increased production due to improved mining and production methods; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection; and international political and economic trends, conditions and events. If these or other factors adversely affect the price of precious and base metals, the market price of the Company’s securities may decline.

Environmental factors
All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that any future changes in environmental regulation will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at present.

14.   CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in the description of accounting policies (note 2 to the audited consolidated financial statements for the year ended December 31, 2018).

15.   DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the three months ended March 31, 2019, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.